GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Funding Mtg Sec I, 2006-S11
2. Factor Summary	Asset Type:	Mortgage Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	11/29/2006
	First Distribution Date:	12/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	12/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	12/26/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	11/30/2006
8. Collateral Summary	Definitive:	11/30/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone:	651-495-7000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator:	Jocelyn Manilay
15. Distribution Percentages	Telephone:	818-260-1504
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40447
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S11

December 26, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74958FAA1	563,000,000.00	563,000,000.00	6.00000000	1,797,853.69	2,815,000.00	4,612,853.69	0.00	0.00	0.00	561,202,146.31
A-2	74958FAB9	24,931,000.00	24,931,000.00	6.00000000	118,048.41	124,655.00	242,703.41	0.00	0.00	0.00	24,812,951.59
A-3	74958FAC7	4,643,000.00	4,643,000.00	6.00000000	0.00	23,215.00	23,215.00	0.00	0.00	0.00	4,643,000.00
A-4	74958FAD5	7,393,000.00	7,393,000.00	6.00000000	0.00	36,965.00	36,965.00	0.00	0.00	0.00	7,393,000.00
A-P	74958FAE3	1,448,359.26	1,448,359.26	0.00000000	1,294.33	0.00	1,294.33	0.00	0.00	0.00	1,447,064.93
A-V	74958FAF0	623,228,120.94 [1]	623,228,120.94 [1]	0.24387507	0.00	126,658.17	126,658.17	0.00	0.00	0.00	621,296,367.49 [1]
R	74958FAG8	100.00	100.00	6.00000000	100.00	0.50	100.50	0.00	0.00	0.00	0.00
M-1	74958FAJ2	11,841,000.00	11,841,000.00	6.00000000	7,847.99	59,205.00	67,052.99	0.00	0.00	0.00	11,833,152.01
M-2	74958FAK9	3,739,300.00	3,739,300.00	6.00000000	2,478.34	18,696.50	21,174.84	0.00	0.00	0.00	3,736,821.66
M-3	74958FAL7	2,492,900.00	2,492,900.00	6.00000000	1,652.25	12,464.50	14,116.75	0.00	0.00	0.00	2,491,247.75
B-1	74958FAM5	1,246,500.00	1,246,500.00	6.00000000	826.16	6,232.50	7,058.66	0.00	0.00	0.00	1,245,673.84
B-2	74958FAN3	1,246,500.00	1,246,500.00	6.00000000	826.16	6,232.50	7,058.66	0.00	0.00	0.00	1,245,673.84
B-3	74958FAP8	1,246,461.68	1,246,461.68	6.00000000	826.13	6,232.31	7,058.44	0.00	0.00	0.00	1,245,635.55
Deal Totals		**623,228,120.94**	**623,228,120.94**		**1,931,753.46**	**3,235,556.98**	**5,167,310.44**	**0.00**	**0.00**	**0.00**	**621,296,367.48**

[1].Notional Balance

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S11
December 26, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74958FAA1	1,000.00000000	3.19334581	5.00000000	8.19334581	0.00000000	0.00000000	996.80665419
A-2	74958FAB9	1,000.00000000	4.73500501	5.00000000	9.73500501	0.00000000	0.00000000	995.26499499
A-3	74958FAC7	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	74958FAD5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	74958FAE3	1,000.00000000	0.89365259	0.00000000	0.89365259	0.00000000	0.00000000	999.10634741
A-V	74958FAF0	1,000.00000000	0.00000000	0.20322923	0.20322923	0.00000000	0.00000000	996.90040711
R	74958FAG8	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	74958FAJ2	1,000.00000000	0.66278102	5.00000000	5.66278102	0.00000000	0.00000000	999.33721898
M-2	74958FAK9	1,000.00000000	0.66278180	5.00000000	5.66278180	0.00000000	0.00000000	999.33721820
M-3	74958FAL7	1,000.00000000	0.66278230	5.00000000	5.66278230	0.00000000	0.00000000	999.33721770
B-1	74958FAM5	1,000.00000000	0.66278379	5.00000000	5.66278379	0.00000000	0.00000000	999.33721621
B-2	74958FAN3	1,000.00000000	0.66278379	5.00000000	5.66278379	0.00000000	0.00000000	999.33721621
B-3	74958FAP8	1,000.00000000	0.66278010	5.00000128	5.66278139	0.00000000	0.00000000	999.33721990

Deal Factor :	99.69004071%

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S11

December 26, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/01/2006	11/30/2006	30/360	563,000,000.00	6.00000000	2,815,000.00	0.00	0.00	0.00	0.00	2,815,000.00	0.00
A-2	11/01/2006	11/30/2006	30/360	24,931,000.00	6.00000000	124,655.00	0.00	0.00	0.00	0.00	124,655.00	0.00
A-3	11/01/2006	11/30/2006	30/360	4,643,000.00	6.00000000	23,215.00	0.00	0.00	0.00	0.00	23,215.00	0.00
A-4	11/01/2006	11/30/2006	30/360	7,393,000.00	6.00000000	36,965.00	0.00	0.00	0.00	0.00	36,965.00	0.00
A-V	11/01/2006	11/30/2006	30/360	623,228,120.94 [1]	0.24387507	126,658.17	0.00	0.00	0.00	0.00	126,658.17	0.00
R	11/01/2006	11/30/2006	30/360	100.00	6.00000000	0.50	0.00	0.00	0.00	0.00	0.50	0.00
M-1	11/01/2006	11/30/2006	30/360	11,841,000.00	6.00000000	59,205.00	0.00	0.00	0.00	0.00	59,205.00	0.00
M-2	11/01/2006	11/30/2006	30/360	3,739,300.00	6.00000000	18,696.50	0.00	0.00	0.00	0.00	18,696.50	0.00
M-3	11/01/2006	11/30/2006	30/360	2,492,900.00	6.00000000	12,464.50	0.00	0.00	0.00	0.00	12,464.50	0.00
B-1	11/01/2006	11/30/2006	30/360	1,246,500.00	6.00000000	6,232.50	0.00	0.00	0.00	0.00	6,232.50	0.00
B-2	11/01/2006	11/30/2006	30/360	1,246,500.00	6.00000000	6,232.50	0.00	0.00	0.00	0.00	6,232.50	0.00
B-3	11/01/2006	11/30/2006	30/360	1,246,461.68	6.00000000	6,232.31	0.00	0.00	0.00	0.00	6,232.31	0.00
Deal Totals				**621,779,761.68**		**3,235,556.98**	**0.00**	**0.00**	**0.00**	**0.00**	**3,235,556.98**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**2,286.03**	**2,286.03**	**0.00**	**0**	**0.00**	**130,340.99**	**38,481.87**	**20,730.38**	**0.00**	**0.00**	**0.00**

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,222	1,222	N/A	137	2	0	0	0	1,220
	Balance/Amount	623,228,120.94	623,228,120.94	413,165.95	439,337.43	1,079,250.07	N/A	0.00	0.00	621,296,367.49

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.55508340	6.55497201	358.28	357.06	6.22993130	6.22983099	6.22993130	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	2.89%				2.89%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,213	617,748,052.46	0	0.00	0	0.00	0	0.00	0.00	1,213	617,748,052.46
30 days	7	3,548,315.03	0	0.00	0	0.00	0	0.00	0.00	7	3,548,315.03
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,220**	**621,296,367.49**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,220**	**621,296,367.49**
Current	99.43%	99.43%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.43%	99.43%
30 days	0.57%	0.57%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.57%	0.57%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S11
December 26, 2006

11. Delinquency Data

	Totals Count	Totals Balance	Totals % Count	Totals % Balance
1 Month	7	3,548,315.03	0.57%	0.57%
2 Months	0	0.00	0.00%	0.00%
3 Months	0	0.00	0.00%	0.00%
4 Months	0	0.00	0.00%	0.00%
5 Months	0	0.00	0.00%	0.00%
6 Months	0	0.00	0.00%	0.00%
7 Months	0	0.00	0.00%	0.00%
8 Months	0	0.00	0.00%	0.00%
9 Months	0	0.00	0.00%	0.00%
10 Months	0	0.00	0.00%	0.00%
11 Months	0	0.00	0.00%	0.00%
12 Months	0	0.00	0.00%	0.00%

	Totals Count	Totals Balance	Totals % Count	Totals % Balance
13 Months	0	0.00	0.00%	0.00%
14 Months	0	0.00	0.00%	0.00%
15 Months	0	0.00	0.00%	0.00%
16 Months	0	0.00	0.00%	0.00%
17 Months	0	0.00	0.00%	0.00%
18 Months	0	0.00	0.00%	0.00%
19 Months	0	0.00	0.00%	0.00%
20 Months	0	0.00	0.00%	0.00%
21 Months	0	0.00	0.00%	0.00%
22 Months	0	0.00	0.00%	0.00%
23 Months	0	0.00	0.00%	0.00%
24 Months	0	0.00	0.00%	0.00%

	Totals Count	Totals Balance	Totals % Count	Totals % Balance
25 Months	0	0.00	0.00%	0.00%
26 Months	0	0.00	0.00%	0.00%
27 Months	0	0.00	0.00%	0.00%
28 Months	0	0.00	0.00%	0.00%
29 Months	0	0.00	0.00%	0.00%
30 Months	0	0.00	0.00%	0.00%
31 Months	0	0.00	0.00%	0.00%
32 Months	0	0.00	0.00%	0.00%
33 Months	0	0.00	0.00%	0.00%
34 Months	0	0.00	0.00%	0.00%
35 Months	0	0.00	0.00%	0.00%
36 Months	0	0.00	0.00%	0.00%

	Totals Count	Totals Balance	Totals % Count	Totals % Balance
37 Months	0	0.00	0.00%	0.00%
38 Months	0	0.00	0.00%	0.00%
39 Months	0	0.00	0.00%	0.00%
40 Months	0	0.00	0.00%	0.00%
41 Months	0	0.00	0.00%	0.00%
42 Months	0	0.00	0.00%	0.00%
43 Months	0	0.00	0.00%	0.00%
44 Months	0	0.00	0.00%	0.00%
45 Months	0	0.00	0.00%	0.00%
46 Months	0	0.00	0.00%	0.00%
47 Months	0	0.00	0.00%	0.00%
48 Months	0	0.00	0.00%	0.00%

	Totals Count	Totals Balance	Totals % Count	Totals % Balance
49 Months	0	0.00	0.00%	0.00%
50 Months	0	0.00	0.00%	0.00%
51 Months	0	0.00	0.00%	0.00%
52 Months	0	0.00	0.00%	0.00%
53 Months	0	0.00	0.00%	0.00%
54 Months	0	0.00	0.00%	0.00%
55 Months	0	0.00	0.00%	0.00%
56 Months	0	0.00	0.00%	0.00%
57 Months	0	0.00	0.00%	0.00%
58 Months	0	0.00	0.00%	0.00%
59 Months	0	0.00	0.00%	0.00%
60+ Months	0	0.00	0.00%	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	Loss Count	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%				0.00 %
Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**6,232,281.00**	**13,269,535.00**	**226,138.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		96.49189906%	100.00000000%

	Ending Percentage
M-1	1.90903692%
M-2	0.60285970%
M-3	0.40191184%
Class M Total:	2.91380846%
B-1	0.20096398%
B-2	0.20096398%
B-3	0.20095780%
Class B Total:	0.60288576%

18. Performance Tests

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mortgage Securities I, 2006-S11
December 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,203,506.27
Prepayment Premium	N/A
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	2,286.03
Total Deposits	5,205,792.30

Uses of Funds	Amount
Transfer to Certificate Account	5,167,310.44
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	38,481.87
Derivative Payment	NA
Total Withdrawals	5,205,792.31
Ending Balance	0.00